Erin Leonard Events LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	
Chase Checking	11,782.54
PayPal Proxy	2,427.20
Total Bank Accounts	**14,209.74**
Total Bank Accounts	**$14,209.74**
Accounts Receivable	
Accounts Receivable (A/R)	4,025.00
Total Accounts Receivable	**$4,025.00**
Other Current Assets	
Customer billed expenses Reimbursable	-4,485.46
Lawsuit AR	5,610.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,124.54**
Total Current Assets	**$19,359.28**
Fixed Assets	
Fixed Assets	
Computer	2,616.88
Total Fixed Assets	**2,616.88**
Total Fixed Assets	**$2,616.88**
TOTAL ASSETS	**$21,976.16**

Erin Leonard Events LLC

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,074.48
Total Accounts Payable	**$5,074.48**
Credit Cards	
Credit Cards	
AMX - Erin	14,019.69
Total Credit Cards	**14,019.69**
Total Credit Cards	**$14,019.69**
Other Current Liabilities	
Income Tax Payable - FED	
2019	0.00
Total Income Tax Payable - FED	**0.00**
PPP Loan Proceeds	0.00
Team Reimbursements Payable	
Contractor Expense Reimbursements Due	0.00
Total Team Reimbursements Payable	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$19,094.17**
Total Liabilities	**$19,094.17**
Equity	
Opening Balance Equity	0.00
Owner's Equity	
Owner's Contributions	14,591.00
Owner's Withdrawals	-73,820.67
Total Owner's Equity	**-59,229.67**
Retained Earnings	34,087.76
Net Income	28,023.90
Total Equity	**$2,881.99**
TOTAL LIABILITIES AND EQUITY	**$21,976.16**